Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release second quarter 2024 financial results

Calgary, Alberta (July 23, 2024) – Suncor (TSX: SU) (NYSE: SU) will release its second quarter financial results on August 6, 2024 before 5:00 p.m. MT (7:00 p.m. ET).

A webcast to review the second quarter will be held on August 7, 2024 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Rich Kruger, President and Chief Executive Officer and Kris Smith, Chief Financial Officer. A question and answer period with analysts will follow brief remarks from management. Troy Little, Vice President, Investor Relations will host the call.

To listen to the webcast, please join here.

If you are an analyst and would like to participate in the Q&A period, please register here.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions power, renewable fuels and emissions reduction projects. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com